UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                       American Shared Hospital Service
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   029595105
                                (CUSIP Number)

           Keith Honig Esq., 1 SunAmerica Center, Los Angeles, CA
                          90067-6022 (310) 772-6306
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 13, 1995
                 (Date of Event which Requires Filing of this
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ----.

Check the following box if a fee is being paid with the statement ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                                                         Page 2 of 17 Pages

                               SCHEDULE 13D

CUSIP No. 029595105

1.      NAME OF  PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SunAmerica Life Insurance Company (formerly known as Sun Life Insurance Company of America)
        52-0502540
----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ---
                                                                   (b) ---
----------------------------------------------------------------------------
3.      SEC USE ONLY
----------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
----------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Arizona
----------------------------------------------------------------------------
                            7.   SOLE VOTING POWER
NUMBER OF                        277,473 shares of Common Stock (includes
SHARES                           57,814 shares issuable upon the conversion
BENEFICIALLY                     of warrants)
OWNED BY                         -------------------------------------------
EACH                        8.   SHARED VOTING POWER
REPORTING
PERSON                           -------------------------------------------
WITH                        9.   SOLE DISPOSITIVE POWER
                                 277,473 shares of Common Stock (includes
                                 57,814 shares issuable upon the conversion
                                 of warrants)
                                 -------------------------------------------
                         10.     SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON
        277,473 shares of Common Stock (includes 57,814 shares issuable upon the conversion of warrants)
----------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

----------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.29%
14.     TYPE OF  PERSON
        IC
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 3 of 17 Pages
                               SCHEDULE 13D

CUSIP No. 029595105

1.      NAME OF  PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anchor National Life Insurance Company
        86-0198983
----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ---
                                                                   (b) ---
----------------------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
----------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        California
----------------------------------------------------------------------------
                             7.  SOLE VOTING POWER
NUMBER OF                        405,819 shares of Common Stock (includes
SHARES                           83,766 shares issuable upon the conversion
BENEFICIALLY                     of warrants)
OWNED BY                         -------------------------------------------
EACH                        8.   SHARED VOTING POWER
REPORTING
PERSON                           -------------------------------------------
WITH                        9.   SOLE DISPOSITIVE POWER
                                 405,819 shares of Common Stock (includes
                                 83,766 shares issuable upon the conversion
                                 of warrants)
                                 -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        405,819 shares of Common Stock (includes 83,766 shares issuable upon the conversion of warrants)
----------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.20%
----------------------------------------------------------------------------
14.     TYPE OF  PERSON
        IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 4 of 17 Pages

                               SCHEDULE 13D

CUSIP No. 029595105

1.      NAME OF  PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SunAmerica Inc.
        86-0176061
----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ---
                                                                   (b) ---
----------------------------------------------------------------------------
3.      SEC USE ONLY
----------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
---------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland
---------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
NUMBER OF                       128,066 shares of Common Stock (includes
SHARES                          26,684 shares issuable upon the conversion
BENEFICIALLY                    of warrants)
OWNED BY                        --------------------------------------------
REPORTING                   8.  SHARED VOTING POWER
PERSON
WITH                            --------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
                                128,066 shares of Common Stock (includes
                                26,684 shares issuable upon the conversion
                                of warrants)
                                --------------------------------------------
                            10. SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON
        128,066 shares of Common Stock (includes 26,684 shares issuable upon the conversion of warrants)
----------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

----------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.90%
----------------------------------------------------------------------------
14.     TYPE OF  PERSON
        HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 5 of 17 Pages

                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                       GENERAL RULES AND REGULATIONS
                                 UNDER THE
                SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SunAmerica Life Insurance Company (formerly known as Sun Life Insurance Company of America) ("SunAmerica Life"), Anchor National Life Insurance Company ("Anchor") and SunAmerica Inc. ("SunAmerica") (SunAmerica Life, Anchor and SunAmerica shall sometimes be collectively referred to herein as the "Reporting Persons") by this Amendment No. 1 hereby supplement and amend the Statement to Schedule 13D dated May 17, 1995 (as so amended to date, the "Schedule 13D").


Item 2.   Identity and Background

The information set forth in Item 2 of the Schedule 13D is hereby supplemented as follows:

Effective July 7, 1995, Sun Life Insurance Company of America changed its name to SunAmerica Life Insurance Company.

Item 4.   Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

        The Reporting Persons received additional shares of Common Stock and Warrants pursuant to Section 1.1 of the Note Purchase Agreement on November 13, 1995. The Note Purchase Agreement provides that if the Company issues additional equity to Dr. Bates, as described in that letter agreement dated May 5, 1995 (the "Letter Agreement") among the Company, Apollo and the Reporting Persons (the "Additional Issuance"), after the Closing Date, the Company shall, in consideration for the Notes purchased, concurrently issue to each holder such additional number of shares of Common Stock and Warrants so that each holder thereafter holds the same percentage of the outstanding Common Stock (assuming full exercise of the Warrants). The Company entered into an Option Agreement with Dr. Bates which was approved by the Company's shareholders on October 6, 1995 and is attached as Exhibit B to the Company's Proxy Statement dated August 25, 1995. The Option Agreement grants Dr. Bates the right to purchase 1,495,000 shares of Common Stock for an initial exercise price of $.01 per share. The Note Purchase Agreement obligates the Company to issue an additional 374,000 shares of Common Stock and Warrants to acquire 98,000 shares of Common Stock (an aggregate of 472,000 shares of Common Stock) to former noteholders, including the Reporting Persons, if the shareholders approved the Option Agreement. The purpose of such provision in the Note Purchase Agreement is to enable former noteholders, including the Reporting Persons, to maintain their proportionate ownership of the fully diluted outstanding shares of Common Stock. Pursuant to such provision, the Reporting Persons received in the aggregate, an additional 201,607 shares of Common Stock plus an additional 51,828 Warrants.

                                                          Page 6 of 17 Pages

        The foregoing response to this Item 4 is qualified in its entirety by reference to the Note Purchase Agreement, the full text of which was filed as
Exhibit 1 to the Schedule 13D on May 17, 1995 and incorporated herein by reference, and the Letter Agreement, the full text of which is filed as
Exhibit 4 hereto and incorporated herein by this reference.

Item 5.   Interest in the Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        The responses to Items 3 and 4 are incorporated herein by this reference.

        The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in Item 3 to which this Statement on Schedule 13D relates as a result of (i) the consummation of the Note Purchase Agreement and the distribution of shares of the Common Stock and the Warrants thereunder; and (ii) the consummation of the Letter Agreement and the distribution of shares of the Common Stock and the Warrants thereunder effective upon shareholder approval of the Additional Issuance of shares of Common Stock to Dr. Bates at the 1995 shareholders meeting.

             (a) SunAmerica Inc. beneficially owns 128,066 shares of the Common Stock (including 26,684 Warrants) or 2.90% of the Common Stock outstanding. SunAmerica Life Insurance Company beneficially owns 277,473 shares of the Common Stock (including 57,814 Warrants) or 6.29% of the Common Stock outstanding. Anchor National Life Insurance Company beneficially owns 405,819 shares of Common Stock (including 83,766 Warrants) or 9.20% of the Common Stock outstanding. The Reporting Persons beneficially own, in the aggregate, 811,358 shares of the Common Stock (including 168,264 Warrants) or 18.39% of the Common Stock outstanding. Beneficial ownership of such shares was acquired as described in Items 3 and 4.

             (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

             (c) Except as disclosed in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

             (d) The Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported

                                                           Page 7 of 17 Pages

hereon.

             (e)   Not applicable.



Item 7.   Material to be Filed as Exhibits

The information set forth in Item 7 of the Schedule 13D is hereby supplemented as follows:

             (4)   Letter Agreement, dated as of May 5, 1995.

        The information set forth in Exhibit A to the Schedule 13D is incorporated herein by reference with the following amendment: Clark P. Manning is no longer employed by SunAmerica Life.

        The information set forth in Exhibit B to the Schedule 13D is incorporated herein by reference with the following amendment: Clark P. Manning is no longer employed by Anchor.

        The information set forth in Exhibit C to the Schedule 13D is incorporated herein by reference with the following amendments: (a) Clark P. Manning is no longer employed by SunAmerica; (b) James R. Belardi is now Executive Vice President for SunAmerica; (c) James W. Rowan is now Senior Vice President for SunAmerica; (d) Susan L. Harris is now Senior Vice President, General Counsel--Corporate Affairs and Secretary for SunAmerica;
(e) Lorin M. Fife is now Senior Vice President, General Counsel--Regulatory Affairs and Assistant Secretary for SunAmerica; (f) George Holdridge is now Vice President of SunAmerica; (g) Scott Richland is now Vice President and Treasurer of SunAmerica.



                                                         Page 8 of 17 Pages


                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that the parties listed below have entered into a Joint Filing Agreement Pursuant to Rule 13d-1(f)(1).

Dated: November 22, 1995

SunAmerica Life Insurance Company



/s/ Jay S. Wintrob
========================
Jay S. Wintrob
Executive Vice President



SunAmerica Inc.



/s/ Jay S. Wintrob
========================
Jay S. Wintrob
Vice Chairman


Anchor National Life Insurance Company



/s/ Jay S. Wintrob
========================
Jay S. Wintrob
Executive Vice President

                                                         Page 9 of 17 Pages

                               EXHIBIT INDEX


Exhibit No.                    Description                    Sequentially
                                                              Numbered Page

4                              Letter Agreement









                                                         Page 10 of 17 Pages


                                 Exhibit 4

                             LETTER AGREEMENT






                                                   May 5, 1995



American Shared Hospital Services
Four Embarcadero Center, Suite 3620
San Francisco, California  94111
Attention:  Dr. Ernest A. Bates, M.D.
        Chairman and Chief Executive Officer


                 Re:    Senior Subordinated Exchangeable Reset
                        Notes Due October 15, 1996 (the "Notes") of
                        American Shared Hospital Services ("ASHS")



Dear Dr. Bates:


                 Thank you for forwarding a copy of the letter you received from DVI Business Credit earlier today (the "DVI Letter"). Based on the progress represented by the revised offer to purchase our Notes (the "Revised Offer"), the DVI Letter and our subsequent discussions, affiliates of Apollo Advisors, L.P. and Lion Advisors, L.P. (collectively "Apollo") and affiliates of Sun/America Inc. (collectively "SunAmerica") who collectively hold approximately 96% of the outstanding Notes are willing to pursue a transaction pursuant to which ASHS would purchase our Notes, subject to the following terms and conditions:


                 1) The Notes shall be purchased for consideration consisting of (a) cash in the following amounts:
                        SunAmerica, $2,098,372.45; Apollo, $1,433,465.15;
                        Grace Brothers, Ltd., $343,864.65 and James B. Upchurch, $16,978.32, and (b) duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and warrants (the "Warrants") to purchase shares of Common Stock (in each case, allocated pro rata based on the dollar amounts specified in clause (a) above representing, in the aggregate, 20% and 5%, respectively, of the number of shares of Common Stock to be outstanding after
                        (i) consummation of the purchase of the Notes, (ii)


American Shared Hospital Services                        Page 11 of 17 Pages
May 5, 1995
Page 2







                        the issuance of shares to General Electric Medical Systems ("GE") pursuant to the modified GE warrant,
                        (iii) the issuance of additional equity to various persons as set forth in Schedule A (the "Additional Issuance"), and (iv) the exercise of the Warrants; provided, that if the Additional Issuance has not occurred on or prior to the purchase of the Notes, in Lieu of issuing the number of shares of Common Stock to holders of Notes called for by this clause
                        (iii) on the date the Notes are purchased, ASHS may enter into an agreement, in form and substance reasonably satisfactory to us, providing for the issuance of additional duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and Warrants issued to the pursuant to clause (b) above shall be immediately exercisable upon the payment of an exercise price initially equal to $0.75.

                 2) On or before May 12, 1995, ASHS shall execute and deliver documentation, in form and substance reasonably satisfactory to us with respect to the purchase of the Notes and the other transaction contemplated hereby, including (without limitation), an agreement, in form and substance reasonably satisfactory to us, to extend the termination date of that certain Exchange Agreement, dated February 14, 1995 (the "Exchange Agreement"), to the earlier of (i) the closing of the purchase of our Notes: and
                        (ii) May 25, 1995 or such earlier date on or after May 15, 1995 designated by Apollo and SunAmerica in a written notice to ASHS.

                 3)     On or before May 17, 1995, ASHS shall have received
                        (i) all consents and approvals required to consummate the purchase of the Notes and the other transactions contemplated hereby, and (ii) letters of withdrawal or resignation from the Board of Directors of ASHS from each of Ms. Pang and Messrs. French, Hills, Spector and Upchurch.

                 4) Such purchase of the Notes must be consummated on or before May 17, 1995.

American Shared Hospital Services                        Page 12 of 17 Pages
May 5, 1995
Page 3









                 5) On or before May 12, 1995, ASHS shall, have caused Dr. Ernest A. Bates, M.D. to

                        (a) enter into agreements, in form and substance reasonably satisfactory to us, pursuant to which he shall agree: (i) not to revoke any proxy granted in connection with the April 7, 1995 shareholders meeting and all adjournments thereof; and (ii) to cause ASHS to reconvene the April 7, 1995 shareholders meeting on May 18, 1995 and take the shareholders vote and all related actions with respect to the matters described in ASHS's proxy statement dated February 14, 1995 (the "Proxy Statement"); and

                        (b) grant Apollo and SunAmerica an irrevocable proxy in form and substance reasonably satisfactory to us, that will permit us to reconvene the April 7, 1995 shareholders meeting (including all adjournments thereof) and to take the shareholder vote with respect to, and vote such shares of Common Stock in favor of, the matters described in the Proxy Statement if there is any breach of default under the agreements entered into pursuant to clause (a) above or of the covenants of ASHS contained in the penultimate paragraph of this letter. Such proxy may not be used for any other purpose and will terminate (x) immediately, if the proxy is used for any other purpose, or (y) on May 25, 1995 if the transactions contemplated by the Exchange Agreements have not been consummated. Our exercise of the proxy will constitute our agreement to waive any remaining conditions to our performance under the Exchange Agreement so long as the transactions contemplated by the Exchange Agreement are consummated on or before May 25, 1995.


                         6) Upon its execution and deliver hereof, ASHS shall pay a retainer in the amount of $19,500 to Skadden, Arps, Slate, Meagher & Flom, counsel to Apollo and SunAmerica ("SASM&F") for fees and expenses relating to services to

American Shared Hospital Services                        Page 13 of 17 Pages
May 5, 1995
Page 4











                              be provided by SASM&F. ASHS shall pay all other fees and expenses of SASM&F (including by application of any unused portion of the retainer (described above) and all fees and expenses of Sidley & Austin, counsel to ASHS, no later than the closing of the purchase of our Notes.

                 In connection with the foregoing, and upon consummation of the purchase of the Notes as contemplated hereby, we will enter into agreements reasonably acceptable to us, pursuant to which we will agree to
(i) be subject to a hold period of up to four months with respect to the shares of Common Stock to be received by us; provided that ASHS agrees, pursuant to documentation in form and substance reasonably satisfactory to us, to file and cause to become effective and remain effective for a period of a least three consecutive years, no later than four months after the closing of the purchase of our Notes, a shelf registration statement for such shares of Common Stock, the Warrants and the shares of Common Stock issuable upon exercise of such Warrants, (ii) deliver duly executed consents with respect to our Notes substantially in the form of Exhibit A to the Exchange Agreement, and (iii) vote the shares of Common Stock issued to us as part of the consideration for the purchase of our Notes none of Ms. Pang and Messrs. French, Hills, Spector and Upchurch shall be elected to or serve on ASHS's Board of Directors.

                 Nothing considered in this letter is intended to confer any rights or remedies under or reason of this letter on any person or entity other than the parties hereto, nor is anything in this letter intended to relieve or discharge the obligation or liability of any third party to any party to this letter, nor shall any provision give any third party any right of subrogation or action over against any party to this letter.

                 Apollo and SunAmerica may (a) withdraw this letter by notice to ASHS at any time prior to receiving a signed copy hereof and (b) terminate their obligations under this letter by written notice to ASHS at any time after (i) any default or other breach by ASHS hereunder or (ii) ASHS fails to satisfy any condition contained herein.

                 Your acceptance of this letter shall serve as your agreement to execute any and all documents and to perform any an all acts and things necessary or proper to carry out, effectuate or further evidence the terms and provisions of this letter and the agreements contemplated hereby, to cause the conditions herein and therein to be satisfied, and to make effective the transactions contemplated hereby and thereby.


American Shared Hospital Services                        Page 14 of 17 Pages
May 5, 1995
Page 5










                 Your acceptance of this letter shall also serve as your acknowledgement and agreement that irreparable harm, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult, would occur in the event any of the provisions of this letter, the Exchange Agreement or any of the agreements or transactions contemplated hereby or thereby were not performed in accordance with their specific terms or were otherwise breached. Consequently, by such acceptance, you hereby agree that each party to this letter and to the Exchange Agreement shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this letter, the Exchange Agreement or any agreement or transaction contemplated hereunder or thereunder and to enforce specify the terms and provisions hereof or thereof in any court of the United States or any state thereof having jurisdiction, in each instance without being required to post bond or other security and in addition to, and without having to prove the inadequacy of, other remedies at law.

                 Nothing herein constructs a waiver of any defaults or an agreement to forbear in the exercise of our rights and remedies.

                 Your acceptance of this letter shall serve as your agreement to reconvene the April 7, 1995 shareholders meeting on May 18, 1995 and to take the shareholders vote and all related actions with respect to the matters described in the Proxy Statement as we may deem reasonably necessary to consummate transactions contemplated hereby.

American Shared Hospital Services                        Page 15 of 17 Pages
May 5, 1995
Page 6










                 If the foregoing terms are acceptable to you, please sign and return two (2) original copies of this letter to Robert W. Kadlec of Skadden, Arps, Slate, Meagher & Flom on or before 5:00 p.m. Los Angeles time on Friday, May 5, 1995. If we have not received such copies by such time, this offer will automatically expire.




                                     Sincerely,

                                     AIF II, L.P.

                                     By:  Apollo Advisors, L.P.
                                          Managing General Partner


                                     By:  Apollo Capital Management, Inc.
                                          General Partner



                                     By:___________________________________




                                     ANCHOR NATIONAL LIFE INSURANCE
                                     COMPANY




                                     By:___________________________________


American Shared Hospital Services                        Page 16 of 17 Pages
May 5, 1995
Page 7










                                     LION ADVISORS, L.P.,
                                     on behalf of an account under management


                                     By: Lion Capital Management, Inc.
                                         General Partner



                                     By:___________________________________




                                     SUN LIFE INSURANCE COMPANY OF AMERICA



                                     By:____________________________________




                                     SUNAMERICA INC.



                                     By:___________________________________






ACCEPTED AND AGREED:

AMERICAN SHARED HOSPITAL SERVICES



By:___________________________________




American Shared Hospital Services                        Page 17 of 17 Pages
May 5, 1995
Page 8










                                SCHEDULE A

                     AMERICAN SHARED HOSPITAL SERVICES
                               RESTRUCTURING
                                  5/3/95







                                                     POTENTIAL SHARES
                                                     DEPENDENT UPON
      AT CLOSING ON 5/18/95                          SHAREHOLDER VOTE


Bondholders        819     20.00%                            1193    20.00%
Existing          1862     45.47%                            1862    31.22%
EAB               1189     29.04%                            2684    45.00%
GE                 225      5.49%                             225     3.77%
Total             4095    100.00%                            5964   100.00%

Warrants           216      5.01%                             314     5.00%





         1 Additional 184,000 common shares issued simultaneously with the 819,000 common shares issued to Bondholders.

         2     Warrants to purchase common shares at $.75 per common share.

         3 Additional 1,495,000 shares will be taken in common shares or options to purchase 1,495,000 common shares at $.01 per common share.

       NOTE: A new plan not to exceed 5% of the outstanding fully diluted common shares will be established for management and other employees.
               The exercise price of these options will be the market price at date of issuance. Dr. Bates is excluded from this new option plan.